Exhibit A
DOUGLAS EMMETT, INC.
2016 OMNIBUS STOCK INCENTIVE PLAN AMENDMENT NO. 1

Effective upon approval by the stockholders of Douglas Emmett, Inc. at the 2020 Annual Meeting of Stockholders to be held on May 28, 2020 (the “Amendment Date”), the terms of the Douglas Emmett, Inc. 2016 Omnibus Stock Incentive Plan (as it may be amended from time to time, the “Plan”) are hereby amended as follows:
1.The Plan. The first sentence of Section 1 of the Plan is hereby deleted and replaced with the following:
The name of the plan is the Douglas Emmett, Inc. 2016 Omnibus Stock Incentive Plan (as it may be amended from time to time, the “Plan”).

2.
Increase in Number of Shares Authorized. The maximum number of shares of Stock reserved and available for issuance under Section 3(a) of the Plan shall be increased by 9,500,000 shares, which would bring the total number of shares of Stock available for future grant under the Plan as of April 17, 2020 to 11,330,440 (subject to adjustment as set forth in the Plan).

3.Definitions. The following definitions are hereby replaced with the following
(a)“Committee” means the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who meet the independence requirements imposed by the New York Stock Exchange, who are “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act.
(b)The defined term “Covered Employee” is hereby deleted.
(c)“Performance-based Award” means any Restricted Stock Award, Deferred Stock Award or Other Stock-Based Award granted pursuant to Section 11.
(d)“Performance Criteria” means the objective or subjective criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for an individual for a Performance Cycle. The Performance Criteria that may be used to establish Performance Goals may include, without limitation: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the Stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of Stock, sales or market shares and number of customers, any of which may be applicable to the organizational level specified by the Committee, including, but not limited to, the Company, the Operating Partnership or a unit, division, group, or Subsidiary of the Company and any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.
(e)“Performance Goals” means, for a Performance Cycle, the goals established in writing by the Committee for a Performance Cycle based upon the Performance Criteria.

4.	No Repricings without Stockholder Approval. The following shall be added as clause (iii) to Section 2(c) of the Plan:
(iii) in no event may any Stock Option or Stock Appreciation Right be cancelled in exchange for cash or another Award when the Fair Market Value of the shares of Stock covered by such Stock Option or Stock Appreciation Right is less than the applicable exercise price.

5.	Stock Issuable. The fourth sentence following the table in Section 3(a) of the Plan is hereby deleted and replaced with the following:
Upon exercise of Stock Appreciation Rights, the gross number of shares with respect to which such Stock Appreciation Right may be exercised, and not the number of the shares that may be distributed in settlement of such exercise, shall be deducted from the total number of shares remaining available for issuance under the Plan.

6.
Individual Annual Maximums. The words “, but only to the extent that such adjustment will not affect the status of any Award intended to qualify as performance-based compensation under Section 162(m) of the Code” shall be deleted in the first and second sentences of Section 3(b) of the Plan.

7.	Performance-based Awards. Section 11 of the Plan is hereby deleted and replaced with the following:
(a)Performance-based Awards. Any individual providing services to the Company and who is selected by the Committee may be granted one or more Performance-based Awards in the form of a Restricted Stock Award, Deferred Stock Award or Other Stock-Based Award payable upon the attainment of Performance Goals that are established by the Committee and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Committee. The Committee shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for any Performance Period. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of an individual, including (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development, or (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or (iii) in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions provided however, that the Committee may not exercise such discretion in a manner that would increase the Performance-based Award granted under the Plan. Each Performance-based Award shall comply with the provisions set forth below.
(b)Grant of Performance-based Awards. With respect to each Performance-based Award under the Plan, the Committee shall select the Performance Criteria for such grant, and the Performance Goals with respect to each Performance Criterion (including a threshold level of performance below which no amount will become payable with respect to such Award). Each Performance-based Award will specify the amount payable, or the formula for determining the amount payable, upon achievement of the various applicable performance targets. The Performance Criteria established by the Committee may be (but need not be) different for each Performance Cycle and different Performance Goals may be applicable to Performance-based Awards to different grantees.
(c)Payment of Performance-based Awards. Following the completion of a Performance Cycle, the Committee shall determine whether, and to what extent, the Performance Goals for the Performance Cycle have been achieved and, if so, the amount of the Performance-based Awards earned for the Performance Cycle. The Committee may reduce or eliminate the amount of the Performance-based Award for a grantee if, in its sole judgment, such reduction or elimination is appropriate.
(d)Maximum Award Payable. The maximum Performance-based Award payable to any one grantee under the Plan for a Performance Cycle is the calendar year maximum set forth in Section 3(b), or a prorated portion of such calendar year maximum for a Performance Cycle that is shorter than 12 months.
8.Withholding. Section 13(b) of the Plan is hereby deleted and replaced with the following:
Subject to approval by the Committee, a grantee may elect to have the Company’s required tax withholding obligation (up to the highest marginal rate in each relevant jurisdiction at the time of such withholding, as determined by the Company) satisfied, in whole or in part, by (i) authorizing the Company to withhold from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due, or (ii) transferring to the Company shares of Stock owned by the grantee with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due.

9.	Amendment and Termination. Section 16 of the Plan is hereby deleted and replaced with the following:
The Board may, at any time, amend or discontinue the Plan and the Committee may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder’s consent except to the extent the Board determines necessary to comply with applicable laws or regulations, stock exchange rules or accounting rules. Any material Plan amendments (other than amendments that curtail the scope of the Plan), including any Plan amendments that (i) increase the number of shares reserved for issuance under the Plan, (ii) expand the type of Awards available under, materially expand the eligibility to participate in, or materially extend the term of, the Plan, or (iii) materially change the method of determining Fair Market Value, shall be subject to approval by the Company stockholders entitled to vote at a meeting of stockholders. In addition, to the extent determined by the Committee to be required by any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted, the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by the Company stockholders entitled to vote at a meeting of stockholders. Nothing in Section 16 shall limit the Committee’s authority to take any action permitted pursuant to Sections 3(c) or 3(d) of the Plan.

10.	Plan Remains in Effect. Except as set forth herein, the terms of the Plan shall not be affected by this Amendment. Capitalized terms not otherwise defined in this Amendment are as defined in the Plan.